UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Akers Biosciences, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

00973E102

(CUSIP Number)

Thomas J. Knox

50 S. 16th Street, Suite 4604

Philadelphia, PA 19102

(856) 848-2116

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Thomas J. Knox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,150
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,150
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 358,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, no par value per share (the “Common Stock”), of Akers Biosciences, Inc., a New Jersey corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 201 Grove Road, Thorofare, NJ 08086.

Item 2 Identity and Background

The Statement is being filed by Thomas J. Knox (“Mr. Knox”). Mr. Knox is an independent director of the Company with an address at 50 S. 16th Street, Suite 4604, Philadelphia, PA 19102.

During the last five years Mr. Knox has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Knox acquired the reported 358,150 shares (the “Shares”) of the Company’s common stock as follows:

On September 14, 2012, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Knox. Pursuant to the Purchase Agreement, Mr. Knox purchased 192,305 shares of the Company’s common stock for a purchase price of $450,000. Additionally, Mr. Knox received 10,000,000 shares of the Company’s Series A Cumulative Preferred Stock (the “Series A Preferred”) in consideration for a $225,000 promissory note issued to the Company by Mr. Knox. The Series A Preferred Stock were convertible at any time into 320,512 common stock, at the rate of 0.0320512 common stock for each preferred share, for an additional payment of $0.05 per converted share.

In June, 2013, Mr. Knox gifted 96,152 of the Shares to his children.

On November 15, 2013, Mr. Knox converted all 10,000,000 shares of the Company’s Series A Preferred into 320,512 shares of common stock pursuant to the terms of the Series A Preferred. In order to satisfy the required onetime payment of $500,000 (the “Purchase Price”) due upon conversion as set forth in the Purchase Agreement, Mr. Knox issued a promissory note in favor of the Company for the principal aggregate amount of $500,000 (the “2013 Knox Note”). The 320,512 shares of common stock were to be held by the Company as collateral until all amounts owing under the 2013 Knox Note were paid in full. On December 3, 2013 the Company issued Mr. Knox 261,997 shares of common stock and cancelled the remaining shares issuable to him under the terms of the Series A Preferred in full satisfaction of the Purchase Price.

Item 4 Purpose of Transaction.

Mr. Knox does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Knox of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Knox beneficially owns 358,150 shares of the issued and outstanding common stock of the Company. Such amount represents 7.3% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Knox holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Knox in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Knox.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Knox, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Knox and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

/s/ Thomas J. Knox
Thomas J. Knox